EXHIBIT F

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

J.P. Morgan Access Multi-Strategy Fund, L.L.C.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$78,233,460.90	0.0001102%	$8,621.33

Fees Previously Paid			—

Total Transaction Valuation	$78,233,460.90

Total Fees Due for Filing			$8,621.33

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$8,621.33

3